FILED BY TELLIUM, INC. PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14a-12 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ZHONE TECHNOLOGIES, INC.

COMMISSION FILE NO. 000-50263

This filing relates to a proposed business combination between Tellium, Inc. (“Tellium”) and Zhone Technologies, Inc. (“Zhone”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 27, 2003, by and among Tellium, Zhone and Zebra Acquisition Corp., a wholly-owned subsidiary of Tellium.

FOR IMMEDIATE RELEASE

Tellium Reports Second Quarter 2003 Results

Tellium and Zhone Technologies to Host Conference Call

to Discuss Definitive Merger Agreement

Second Quarter Results

•	Tellium and Zhone Technologies Announced Definitive Merger Agreement

•	Cash position of $149.8 million at June 30, 2003; net cash burn was $7.4 million

•	Revenues of $10.1 million

•	Loss per basic and diluted share on a U.S. GAAP basis was $0.12

•	Loss per basic and diluted share on a pro forma basis was $0.07

•	Gross margins on a U.S. GAAP basis were 39%, and 47% on a pro forma basis

OCEANPORT, NJ, July 28, 2003 – Tellium, Inc. (Nasdaq: TELM), today reported its results for the second quarter ended June 30, 2003. On a U.S. GAAP basis, the company’s net loss for the second quarter was approximately $12.1 million, or a loss of $0.12 per basic and diluted share. For the first quarter 2003, on a U.S. GAAP basis, the company’s net loss was approximately $37.4 million, or a loss of $0.38 per basic and diluted share.

Tellium 2Q03 Earnings Release

July 28, 2003

In a separate press release issued today, Tellium announced the company has entered into a definitive merger agreement with Zhone Technologies, Inc. Upon completion of the merger, existing Tellium stockholders would own approximately 40% of the new company’s combined outstanding securities on a fully converted basis. The transaction is subject to the approval of both companies’ stockholders, regulatory review and other closing conditions. The transaction is expected to close in the fall of 2003.

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Tellium and Zhone’s management teams will discuss the announcement of the signing of their definitive merger agreement with investors and analysts on Monday, July 28, 2003, at 5:00 p.m. EDT. This call will be in lieu of the previously scheduled Tellium earnings conference call of Tuesday July 29, 2003. That call is cancelled.

Excluding non-cash charges related to equity issuances, stock-based compensation expense, amortization, restructuring charges and impairment of long-lived assets, Tellium’s pro forma net loss for the second quarter ended June 30, 2003 was approximately $7.4 million, or a loss of $0.07 per basic and diluted share, compared to a pro forma net loss of approximately $8.6 million, or $0.09 per basic and diluted share, during the first quarter of 2003. As of January 1, 2003, Tellium’s pro forma results now include depreciation expense. A reconciliation of net loss on a U.S. GAAP basis and on a pro forma basis is provided in a table immediately following the Pro Forma Consolidated Statement of Operations.

Revenues were approximately $10.1 million during the second quarter of 2003, compared with $10.1 million in the first quarter of 2003. For the quarter ended June 30, 2003, gross profit on a U.S. GAAP basis was approximately $4.0 million, resulting in a gross margin of 39%, compared with gross profit of approximately $1.1 million, or a gross margin of 10% for the quarter ended

Tellium 2Q03 Earnings Release

July 28, 2003

March 31, 2003. On a pro forma basis, gross profit for the second quarter of 2003 was $4.7 million, resulting in a gross margin of 47%, compared with a gross profit of approximately $4.9 million, and a gross margin of 48% for the quarter ended March 31, 2003. A reconciliation of gross profits and gross margins on a U.S. GAAP basis and on a pro forma basis is provided in a table immediately following the Pro Forma Consolidated Statement of Operations.

Tellium ended the second quarter of 2003 with approximately $149.8 million of cash on hand, which reflects a reduction in cash of approximately $7.4 million during the quarter.

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“In the two years since we went public, the industry has changed dramatically. Over the past year, we have taken the necessary steps to stabilize our business and position ourselves for future growth,” said Harry Carr, chairman of the board and chief executive officer of Tellium. “During the June quarter we continued to manage our cash carefully, we successfully completed the next phases of the Cable & Wireless deployment and we made great progress in our research and development efforts. Now, with the signing of the definitive merger agreement with Zhone Technologies, we have taken the next dramatic step to achieve our business goals, and build long-term shareholder value.”

Live Webcast Discussing Definitive Merger Agreement

Tellium and Zhone’s management teams will discuss the announcement of the signing of their definitive merger agreement with investors and analysts on Monday, July 28, 2003, at 5:00 p.m. EDT. A live audio webcast of this discussion will be available via Tellium’s home page at www.tellium.com. A replay of the webcast will be available for approximately two weeks on the Investor Relations page of Tellium’s web site at investor.tellium.com. To receive the dial in information, please contact Patricia Maggio at (732) 923-4227, or PMaggio@tellium.com.

About Tellium

Tellium delivers high-speed, high-capacity, intelligent core optical solutions that empower service providers around the world to create, run, control and optimize their networks. First in the world to provide in-service, intelligent optical switches, Tellium’s Aurora™ Optical Switch™ family and the StarNet Software Suite together offer service providers a simple and cost-effective migration path to next-generation public networks.

For more information, visit Tellium’s web site at www.tellium.com, or contact:

Tellium 2Q03 Earnings Release

July 28, 2003

Investors

Jenniffer Collins

Tel: +1 732-483-3112

Email: JCollins@tellium.com

Media

Mike Deshaies

Tel: +1 732-923-4160

Email: mdeshaies@tellium.com

Additional Information About the Merger

Tellium and Zhone plan to file a Joint Proxy Statement/Prospectus with the Securities and Exchange Commission (SEC) in connection with the merger. Any offer of securities will only be made pursuant to the Joint Proxy Statement/Prospectus. In addition, Tellium and Zhone will file other information and documents concerning the merger and their respective businesses with the SEC. WE URGE INVESTORS TO REVIEW THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. A free copy of the final Joint Proxy Statement/Prospectus may also be obtained from Tellium and Zhone. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

The officers and directors of Tellium and Zhone may have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Tellium and Zhone generally. A description of the interests that the officers and directors of the companies have in the merger will be available in the Joint Proxy Statement/Prospectus.

In addition, Tellium and Zhone, their respective officers, directors and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Tellium and Zhone in favor of the merger. Information about the officers and directors of Tellium and their ownership of Tellium securities is set forth in the proxy statement for Tellium’s 2003 Annual Meeting of Stockholders filed with the SEC on April 30, 2003. Information about the officers and directors of Zhone and their ownership of Zhone securities is set forth in Zhone’s Registration Statement on Form 10 filed with the SEC on April 30, 2003, as amended. Investors may obtain more detailed information concerning the participants by reading the Joint Proxy Statement/Prospectus when it is filed with the SEC.

Certain matters discussed in this press release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations, forecasts and assumptions of the company that involve risks and uncertainties. Forward-looking statements in this release include, but are not limited to, our belief that we have stabilized our business and positioned ourselves for future growth, our expectation that Cable & Wireless will deploy our Aurora switches in its global network and purchase additional Aurora switches from us, our ability to grow our business and build long-term shareholder value, our ability to deliver better, faster and more cost-effective products to the marketplace, and all other statements that are not purely historical. These forward-looking statements involve risks and uncertainties which could cause actual results to differ materially including, without limitation, the risk that (1) we continue to incur significant losses in the future; (2) our limited operating history makes forecasting our future revenues and operating results difficult, which impairs our ability to manage our business; (3) we generate substantially all of our revenue from a limited number of customers; (4) we will not attract new customers; (5) customers fail to place orders for our products; (6) we are unable to reach commercially-acceptable contract terms with new customers; (7) our revenues and operating results vary significantly from quarter to quarter, causing the price of our common stock to decline; (8) the selling prices of our products declines; (9) significant non-cash charges will affect our future operating results, causing the price of our common stock to decline; (10) general economic conditions or conditions within our industry continue to worsen or improve more slowly than we expect; (11) we experience volatility in our stock price; (12) errors or defects in our products are found only after full

Tellium 2Q03 Earnings Release

July 28, 2003

deployment in a customer’s network; (13) our products are unable to operate within customer networks; (14) our products fail to meet contract specifications or industry standards that may emerge; (15) the optical switching market fails to develop as we expect; (16) we fail to develop new and enhanced products; (17) we are unable to increase market awareness and sales of our products; (18) we are unable to comply with government regulation; (19) any disruption in our manufacturing relationships causes us to fail to meet customers’ demands; and (20) industry conditions and our workforce reductions impact product development and existing customer contracts.

These and other factors and other risks and uncertainties are discussed in the company’s filings with the Securities and Exchange Commission, particularly the “Risk Factors” section of our annual and quarterly reports. The forward-looking statements in this press release are only made as of this date, and the company assumes no obligation to update the information included in this press release, whether as a result of new information, future events or otherwise.

Tellium, the Tellium logo, “Smarter, Faster Optical Networks”, Aurora Optical Switch, StarNet Software Suite, and others are trademarks or registered trademarks of Tellium, Inc. in the United States and/or other countries. Other marks are the properties of their respective owners.

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Tellium 2Q03 Earnings Release

July 28, 2003

Tellium, Inc. Consolidated Balance Sheet

(amounts in thousands)

As of:	12/31/2002	6/30/2003
ASSETS	(audited)	(unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$171,019	$149,761
Accounts receivable, less allowance for doubtful accounts	13	10,335
Inventories 13,745	13,745	10,921
Prepaid expenses and other current assets	2,290	2,999

Total current assets	187,067	174,016
Property and equipment – net	40,533	28,924
Other assets	754	761

TOTAL ASSETS	$228,354	$203,701

LIABILITIES, PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$2,978	$4,233
Accrued expenses and other current liabilities	21,923	16,767
Current portion of notes payable	—	2,473
Current portion of capital lease obligations	73	75
Bank line of credit	8,000	8,000

Total current liabilities	32,974	31,548
Long-term portion of notes payable	540	—
Long-term portion of capital lease obligations	52	14
Other long-term liabilities	376	279

TOTAL LIABILITIES	33,942	31,841

COMMITMENTS AND CONTINGENCIES STOCKHOLDERS’ EQUITY
Common stock, $0.001 par value, 900,000 shares authorized, 116,494 issued and 114,044 legally outstanding as of 12/31/02 119,197 issued and 111,789 legally outstanding as of 6/30/03	116	119
Additional paid-in capital	1,008,592	1,023,548
Accumulated deficit	(779,932)	(829,511)
Deferred employee compensation	(20,424)	(8,758)
Common stock in treasury, at cost	(13,940)	(13,538)

Total stockholders’ equity	194,412	171,860

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$228,354	$203,701

Tellium 2Q03 Earnings Release

July 28, 2003

Tellium, Inc. Reported Consolidated Statement of Operations

(amounts in thousands except per share data)

	Three months ended			Six months ended
	06/30/2002	03/31/2003	06/30/2003	06/30/2002	06/30/2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE	$3,074	$10,118	$10,137	$57,134	$20,255
Non-cash charges relating to equity issuances	28,800	—	—	36,156	—

REVENUE, net of non-cash charges relating to equity issuances	(25,726)	10,118	10,137	20,978	20,255
COST OF REVENUE	25,851	9,063	6,146	57,098	15,209

Gross profit	(51,577)	1,055	3,991	(36,120)	5,046

OPERATING EXPENSES:
Research and devlopment, excluding stock based compensation	13,801	5,709	5,735	27,767	11,444
Sales and marketing, excluding stock based compensation	4,548	2,199	2,153	11,703	4,351
General and administrative, excluding stock based compensation	8,244	6,045	5,689	15,863	11,734
Amortization of intangible assets	2,745	—	—	6,796	—
Stock-based compensation expense	11,026	17,632	3,991	23,012	21,624
Impairment of goodwill	58,434	—	—	58,434	—
Restructuring and impairment of long-lived assets	64,535	7,392	—	64,535	7,392

Total operating expenses	163,333	38,977	17,568	208,110	56,545

OPERATING LOSS	(214,910)	(37,922)	(13,577)	(244,230)	(51,499)

OTHER (EXPENSE) INCOME:
Other (expense) income	51	10	1,017	(4)	1,027
Interest income—net	1,107	468	426	1,965	893

Total other income	1,158	478	1,443	1,961	1,920

NET LOSS	$(213,752)	$(37,444)	$(12,134)	$(242,269)	$(49,579)

BASIC AND DILUTED LOSS PER SHARE[1]	$(1.98)	$(0.38)	$(0.12)	$(2.26)	$(0.50)

BASIC AND DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING[1]	107,836	98,738	100,622	107,421	99,680

STOCK-BASED COMPENSATION EXPENSE
Cost of revenue	$1,482	$3,851	$729	$2,935	$4,579
Research and development	7,531	3,113	871	15,051	3,984
Sales and marketing	2,343	7,046	1,418	5,278	8,464
General and administrative	1,151	7,473	1,702	2,683	9,175
Restructuring	1,446	—	—	1,446	—

Total stock-based compensation expense	$13,953	$21,483	$4,720	$27,393	$26,202

DEPRECIATION
Cost of revenue	$2,182	$2,279	$2,088	$4,063	$4,367
Research and development	1,398	1,252	1,228	2,604	2,480
Sales and marketing	44	44	44	349	88
General and administrative	2,050	1,461	1,580	4,181	3,041

Total depreciation	$5,674	$5,036	$4,940	$11,197	$9,976

Notes

1	Reflects number of shares calculated pursuant to generally accepted accounting principles, which excludes vested shares of restricted stock transferred to treasury stock on July 26, 2002 pursuant to EITF Issue No. 00-23.

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Tellium 2Q03 Earnings Release

July 28, 2003

Tellium, Inc. Pro Forma Consolidated Statement of Operations1

(amounts in thousands, except per share data)

	Three months ended			Six months ended
	6/30/2002 (unaudited)	3/31/2003 (unaudited)	6/30/2003 (Unaudited)	6/30/2002 (unaudited)	6/30/2003 (unaudited)
REVENUE	$3,074	$10,118	$10,137	$57,134	20,255
COST OF REVENUE	24,369	5,212	5,417	54,163	10,630

Gross profit	(21,295)	4,906	4,720	2,971	9,625

OPERATING EXPENSES:
Research and development	13,801	5,709	5,735	27,767	11,444
Sales and marketing	4,548	2,199	2,153	11,703	4,351
General and administrative	8,244	6,045	5,689	15,863	11,734

Total operating expenses	26,593	13,953	13,577	55,333	27,529

OPERATING LOSS	(47,888)	(9,047)	(8,857)	(52,362)	(17,904)

OTHER INCOME:
Other (expense ) income	51	10	1,017	(4)	1,027
Interest income–net	1,107	468	426	1,965	893

Total other income	1,158	478	1,443	1,961	1,920

NET LOSS	$(46,730)	$(8,569)	$(7,414)	$(50,401)	(15,984)

BASIC AND DILUTED EARNINGS/(LOSS)
PER SHARE[2]	$(0.43)	$(0.09)	$(0.07)	$(0.47)	$(0.16)
BASIC AND DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING[2]	107,836	98,738	100,622	107,421	99,680

Notes

[1]	All financial results reported in the Consolidated Statement of Operations excludes non-cash items including charges relating to equity issuances, stock-based compensation expense, and amortization, restructuring charges, and impairment of long-lived assets. A reconciliation of the non-GAAP measures to the most directly comparable GAAP measures is contained on the following page.

[2]	Reflects number of shares calculated pursuant to generally accepted accounting principles, which excludes approximately 10,680,995 vested shares of restricted stock transferred to treasury stock on July 26, 2002 pursuant to EITF Issue No. 00-23.

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Tellium 2Q03 Earnings Release

July 28, 2003

Tellium, Inc. Reconciliation U.S. GAAP Financial Measures to Non-GAAP Financial Measures

(amounts in thousands)

	Three months ended			Six months ended
	06/30/2002	03/31/2003	06/30/2003	06/30/2002	06/30/2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

NET LOSS—AS REPORTED	$(213,752)	$(37,444)	(12,134)	$(242,269)	$(49,579)

NON CASH CHARGES
Non-cash charges relating to equity issuances	28,800	—	—	36,156	—
Amortization of intangible assets	2,745	—	—	6,796	—
Stock-based compensation expense	12,508	21,483	4,720	25,947	26,202
Restructuring and impairment of long-lived assets	122,969	7,392	—	122,969	7,392

Total non cash charges	167,022	28,875	4,720	191,868	33,594

NET LOSS—PRO FORMA[1]	$(46,730)	$(8,569)	(7,414)	$(50,401)	$(15,985)

GROSS PROFIT — AS REPORTED	$(51,577)	$1,055	3,991	$(36,120)	$5,046
Gross margins as a percentage of revenue— as reported	<0%	10%	39%	<0%	25%

NON CASH CHARGES
Non-cash charges relating to equity issuances	28,800	—	—	36,156	—
Stock-based compensation expense	1,482	3,851	729	2,935	4,579

Total non cash charges	30,282	3,851	729	39,091	4,579

GROSS PROFIT—PRO FORMA	$(21,295)	$4,906	$4,720	$2,971	$9,625
Pro forma gross margins as a percentage of revenue	<0%	48%	46%	5%	48%

* * * * *

The pro forma financial statements report non-GAAP financial measures that exclude the impact of non-cash charges related to equity issuance and stock-based compensation, amortization of intangible assets and the charges associated with the restructuring and impairment of long-lived assets. Tellium’s management believes that non-GAAP measures, presented with the U.S. GAAP financial measures, provide useful information to investors because they assist investors in better understanding the company’s liquidity and cash position which enables them to better assess the company’s quarterly operations. In addition, since we have historically reported non-GAAP results to the investment community, we believe the inclusion of non-GAAP numbers provides consistency in our financial reporting. Tellium’s management recognizes that non-GAAP results are not a substitute for U.S. GAAP measures. However, the non-GAAP results are a helpful tool in assisting Tellium’s management to better understand and manage its business. Tellium’s management uses the non-GAAP financial measures as an alternative means for assessing quarterly operations results and projecting the ongoing costs of operations.

Notes

[1]	Pro forma net losses of approximately $41.1 million and $39.2 million were originally reported for the three and six months ended June 30, 2002, respectively. These pro forma results excluded depreciation charges of approximately $5.7 million and $11.2 million, respectively. As of January 1, 2003, we no longer exclude depreciation expense from our pro forma results. The pro forma losses of approximately $46.7 million and $50.4 million in the presentation above have been revised to provide a comparison on a consistent basis.

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